EXHIBIT 8.1



                           October 19, 2001



Board of Directors
Sovereign Bancorp, Inc.
2000 Market Street
Philadelphia, PA 19103

Board of Directors
Main Street Bancorp, Inc.
601 Penn Street
Reading, PA 19601

Re:  Merger of Main Street Bancorp, Inc. with and into Sovereign
     Bancorp, Inc.

Gentlemen:

     You have requested our opinion in connection with the transaction contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 16, 2001, between Sovereign Bancorp, Inc., a Pennsylvania corporation, and Main Street Bancorp, Inc., a Pennsylvania corporation, pursuant to which Main Street will merge with and into Sovereign, which will be the surviving corporation. At the Effective Time of such Merger, each share of Main Street Common Stock issued and outstanding immediately prior to such time will be converted into the right to receive (i) such number of shares of Sovereign Common Stock,
(ii) such amount of cash, and (iii) such combination of both as is provided in Section 1.02(e) of the Merger Agreement. No fractional shares of Sovereign Common Stock will be issued. In lieu thereof, shareholders of Main Street will, to the extent relevant, receive cash in an amount determined pursuant to
Section 1.02(e) of the Merger Agreement. Neither Sovereign nor Main Street shareholders will be entitled to exercise dissenters' rights in connection with the Merger. All shares of Main Street Common Stock held by Sovereign, Main Street or any of their Subsidiaries at the Effective Time will be cancelled, and no shares of Sovereign Common Stock or other property will be delivered in exchange therefor. Attached to and trading with each share of Sovereign Common Stock are certain "poison pill" rights (the "Stock Purchase Rights") issued pursuant to the Sovereign Rights Agreement.

     This opinion is being furnished pursuant to the requirements of the Securities Act. All capitalized terms herein, unless otherwise specified, have the meanings assigned thereto in the Merger Agreement and its exhibits.

     In connection with providing our opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the exhibits thereto, and such other documents as we have deemed necessary or appropriate for the individual opinions set forth below. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of such latter documents. As to any facts material to this opinion which we did not independently establish or verify, we have relied upon the foregoing documents and upon statements and representations of officers and other representatives of Sovereign and Main Street, including certain written representations of the managements of Sovereign and Main Street annexed hereto. The opinions expressed herein are conditioned on the initial and continuing accuracy of the facts, information, and representations contained in the aforesaid documents or otherwise referred to above.

     In preparing our opinion, we have considered applicable provisions of the IRC, Treasury regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service, and such other authorities as we have deemed relevant.

     Based solely upon the foregoing and upon the assumptions set forth herein, and subject to the qualifications and caveats set forth herein, we are of the opinion that, under present United
States federal income tax law:

     1. The Merger will be treated as a "reorganization" within the meaning of IRC Section 368(a).

     2. Sovereign and Main Street will each be "a party to a reorganization" within the meaning of IRC Section 368(b).

     3.  No gain or loss will be recognized by Sovereign or Main
Street as a result of the Merger (except for amounts resulting from any change in accounting methods or any income or deferred gain recognized under the relevant consolidated return regulations).

     4. Main Street shareholders who receive solely Sovereign Common Stock (other than cash in lieu of a fractional share of such stock) for their shares of Main Street Common Stock will not recognize any gain or loss with respect to the Sovereign Common Stock received.

     5. Each Main Street shareholder who receives Sovereign Common Stock and cash (other than cash in lieu of a fractional share of such stock) for the shareholder's shares of Main
Street Common Stock will recognize the gain, if any, realized by the shareholder, but in an amount not in excess of the amount of the cash received. No loss will be recognized by any such Main Street shareholder.

     6. Each Main Street shareholder's aggregate tax basis in any shares of Sovereign Common Stock received in the Merger (including fractional shares deemed received and redeemed) will be the same as the aggregate tax basis of the shares of Main Street Common Stock the Main Street shareholder surrendered in exchange therefor, decreased by the amount of any cash received by the shareholder in the exchange and increased by the amount of income or gain recognized by the shareholder in the exchange.

     7. Each Main Street shareholder's holding period in shares of Sovereign Common Stock received in the Merger (including fractional shares deemed received and redeemed) will, in each instance, include the period during which the shares of Main Street Common Stock surrendered in exchange therefor were held, provided that the Main Street Common Stock is held as a capital asset at the Effective Time.

     8. The payment of cash in lieu of fractional share interests of Sovereign Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by Sovereign. Such cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed, as provided in IRC Section 302(a). Gain or loss will be realized and recognized in an amount equal to the difference between the redemption price and the basis of the fractional share of Sovereign Common Stock deemed surrendered therefor.

     9. The Stock Purchase Rights transferred with the shares of Sovereign Common Stock will not constitute "other property" within the meaning of IRC Section 356(a)(1)(B).

     We express no opinion as to the United States federal income tax consequences of the Merger to shareholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, insurance companies, tax-exempt organizations, persons who hold shares of Main Street Common Stock in qualified retirement plans or programs, persons who acquired their shares of Main Street Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, and persons who hold shares of Main Street Common Stock as part of a hedge, straddle, conversion or constructive sale transaction). In addition, no opinion is expressed with respect to the tax consequences of the Merger under applicable foreign, state or local laws, or under any federal tax laws other than those pertaining to the income tax.


     We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to us under the caption "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" and elsewhere in the Prospectus/Proxy Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

                                  Very truly yours,

                                  STEVENS & LEE

                                  /s/ Stevens & Lee